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                                                                  EXHIBIT (e)(6)

                IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

NEXT LEVEL COMMUNICATIONS,                                )
INC., a Delaware corporation,                             )
NEXT LEVEL PARTNERS, LLC,                                 )
a Delaware limited liability company,                     )
SPENCER SEGURA, and JACQUELYN                             )
SEGURA,                                                   )
                                                          )
               Plaintiffs,                                )
                                                          )  C.A. No. __________
    v.                                                    )
                                                          )
MOTOROLA, INC.,                                           )
a Delaware corporation,                                   )
                                                          )
                     Defendant.                           )

                               VERIFIED COMPLAINT

     Plaintiffs Next Level Communications, Inc. ("Next Level" or the "Company"), Next Level Partners, LLC ("NLP"), Spencer Segura, and Jacquelyn Segura, for their verified complaint against defendant Motorola, Inc. ("Motorola"), allege, upon knowledge as to themselves and their own acts and upon information and belief as to all other matters, as follows:

                              NATURE OF THE ACTION

     1. This action is brought to stop a coercive, unfair tender offer (the "Tender Offer") commenced by Motorola, the controlling stockholder of Next Level. In preparing for and making the Tender Offer, Motorola obtained highly confidential, non-public, proprietary information about Next Level. Motorola then used this information to plan, formulate and launch the Tender Offer in violation of a Non-Disclosure Agreement (the "NDA") dated April 20, 2001 between Motorola and Next Level. Moreover, Motorola has not disclosed the highly confidential, non-public, proprietary information about Next Level on which it relied in making the Tender Offer. Indeed, the NDA

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prohibits Motorola from disclosing this information, and Motorola cannot disclose the information without causing irreparable harm to the Company in breach of Motorola's fiduciary duties. Motorola's use of undisclosed and undisclosable information for its own benefit in launching the Tender Offer constitutes impermissible insider trading in breach of Motorola's fiduciary duties to Next Level and its minority stockholders. Equally important, in preparing for and making the Tender Offer, Motorola violated its fiduciary duties by, inter alia, (i) timing the Tender Offer in an attempt to substantively coerce Next Level's minority stockholders into tendering; (ii) structuring the Tender Offer to provide inadequate protections in an attempt to coerce Next Level's minority stockholders into tendering; (iii) threatening Next Level's stockholders with retribution by stating that Motorola will withhold financial, product and customer support if the Tender Offer does not succeed, then refusing to provide reassurances requested by Next Level; (iv) taking advantage of highly restrictive blocking provisions in preferred stock that Motorola previously caused Next Level to issue to Motorola to prevent Next Level's directors from resisting the Tender Offer and carrying out their fiduciary duties to safeguard the interests of the Company and all of its stockholders; and (v) disseminating disclosure documents containing materially false and misleading statements and omissions to Next Level's minority stockholders in connection with the Tender Offer.

     2. First, purportedly to assess Next Level's business model and determine whether its technology was viable, Motorola conducted due diligence on Next Level beginning in August 2002 and extending through January 2003. Motorola reviewed highly confidential, non-public and proprietary Next Level documents and information and received multiple presentations from Next Level senior management containing customer information and revenue projections. Under the NDA, Motorola was permitted to use this information only "in conjunction with entering into a

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business relationship for the sale of Next Level Products." In violation of the
NDA, Motorola used and continues to use this information to prepare, launch and carry out the Tender Offer.

     3. Second, Motorola's use of inside information that it has not and cannot disclose to prepare, launch and carry out its Tender Offer constitutes illegal insider trading in breach of Motorola's fiduciary duties to Next Level and its minority stockholders. Motorola has and cannot disclose the internal Next Level documents and information on which it relied. The NDA prohibits Motorola from disclosing this information. Any disclosure by Motorola of Next Level's highly confidential, non-public and proprietary information likewise would inflict irreparable injury on Next Level and constitute a breach of Motorola's fiduciary duties. Motorola therefore cannot continue with its Tender Offer.

     4. Third, Motorola has breached its fiduciary duties by deliberately timing the Tender Offer so it is substantively coercive and takes advantage of Next Level's depressed stock price. Next Level possesses material information about its future prospects, including customer information and potential revenues, that has not been and cannot be disclosed to the market because of confidentiality agreements with the customers and because disclosure would harm the very customer relationships that would be described. As a result, as Motorola's financial adviser agrees in the Schedule TO, the market price of Next Level is not an accurate indicator of value, and Next Level's stockholders are being substantively coerced into tendering their shares. Motorola, by contrast, possesses this inside information and is using it to its own benefit and to the detriment of Next Level and its stockholders.

     5. Fourth, Motorola has breached its fiduciary duties by launching a structurally coercive Tender Offer that precludes the public stockholders of Next Level from making a free and unfettered investment decision. Although Motorola has referred to a present intention to effect a subsequent back-end merger promptly after closing the Tender Offer, Motorola has not provided the

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clear, uncontradicted commitment that is required under Delaware law to mitigate the structural coercion inherent in a tender offer by a controlling stockholder.

     6. Fifth, Motorola has breached its fiduciary duties by forcing Next Level into an intolerable position and threatening Next Level with retribution so that its stockholders have no apparent choice but to tender. Over the past two years, Motorola took steps to establish itself as the Company's exclusive source of financing. Motorola then took advantage of its position as Next Level's controlling stockholder and exclusive source of financing to obtain blocking rights over basic Next Level corporate actions through debt covenants and highly protective preferred stock provisions. Motorola used these rights and its status as the Company's controlling stockholder to prevent the Company from raising capital from alternative sources. Motorola also entered into a Relationship Agreement with the Company dated April 21, 2001 (the "Relationship Agreement") under which Motorola committed to provide customer support and other logistical services to the Company. The Schedule TO filed publicly by Motorola on January 27, 2003, in connection with the Tender Offer (the "Schedule TO") repeatedly states that Motorola finds it "no longer desirable" to support Next Level if the Tender Offer does not succeed. These statements threaten retribution against Next Level and seek to create an environment in which the Company's stockholders are coerced into tendering regardless of the adequacy of the price. Although Next Level has sought assurances from Motorola that it will continue to support the Company even if the Tender Offer did not succeed, Motorola has refused to provide the requested assurances.

     7. Sixth, Motorola is breaching its fiduciary duties by using blocking rights it possesses under a credit agreement and three series of preferred stock to prevent Next Level from adopting a stockholder rights plan or taking other defensive measures that could enhance Next Level's negotiating position and protect the interests of the Company's public stockholders. Next Level

                                       -4-

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>

asked Motorola to permit Next Level to adopt a stockholder rights plan to provide Next Level with leverage to negotiate with Motorola. Motorola refused, reserved its rights as a preferred stockholder or lender to block the rights plan and asserted that Motorola would vigorously oppose the adoption of any rights plan.

     8. Finally, the disclosures made by Motorola in connection with the Tender Offer contain materially false and misleading statements and omissions of material fact that will prevent Next Level's public minority stockholders from making an informed judgment regarding whether to accept or reject the Tender Offer.

     9. Motorola's actions threaten irreparable harm to Next Level and its minority stockholders. Without the intervention of the Court, Motorola will continue with its Tender Offer in violation of the NDA and in breach of its fiduciary duties. The Company's minority stockholders will be forced to make an uninformed decision concerning a coercive Tender Offer at an unfair price and will have lost irretrievably their opportunity to share in the intrinsic value and business prospects of Next Level. Meanwhile, Motorola will have used inside information to benefit itself to the detriment of Next Level's minority stockholders. Only injunctive relief can prevent this irreparable harm from occurring.

                           PARTIES AND KEY INDIVIDUALS

     10. Next Level is a Delaware corporation headquartered in Rohnert Park, California. Next Level is a world leader in integrated broadband access platforms for delivering a combination of voice, high-speed data and multi-stream digital video services in homes or offices using existing copper telephone lines. For example, by using Next Level's products, telephone companies that traditionally provide only voice services can compete with cable companies by offering television service over traditional phone lines. Next Level's common stock trades publicly on Nasdaq.

                                       -5-

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     11. Plaintiff NLP is a Delaware limited liability company formed to hold shares of Next Level common stock. NLP beneficially owns more than 1,800,000 shares of Next Level common stock. NLP is the largest stockholder of Next Level other than Motorola.

     12. Plaintiffs Spencer Segura and Jacquelyn Segura respectively own approximately 400,000 and 200,000 shares of Next Level Common Stock.

     13. Defendant Motorola is a Delaware corporation headquartered in Schaumburg, Illinois. Motorola describes itself as a provider of "communications solutions and embedded electronic solutions." Motorola currently owns 74% of the outstanding common stock and all of the issued and outstanding preferred stock of Next Level. By virtue of its ownership of common and preferred stock, Motorola controls approximately 89% of the total voting power of Next Level. Since 2001, Motorola has established itself as the Company's exclusive source of financing.

     14. Christopher B. Galvin is Motorola's Chairman of the Board and Chief Executive Officer. In the months leading up to the Tender Offer, in concert with other Motorola executives, Galvin directly and indirectly solicited and received extensive amounts of highly confidential and proprietary information about Next Level. Galvin met personally with, received presentations from, and received email from Next Level senior management containing material, non-public information about Next Level. Galvin directly and indirectly oversaw Motorola's efforts to prepare, launch and carry out the Tender Offer using Next Level's highly confidential, non-public and proprietary information.

     15. Mike S. Zafirovski is Motorola's President and Chief Operating Officer. In the months leading up to the Tender Offer, in concert with other Motorola executives, Zafirovski directly and indirectly solicited and received extensive amounts of highly confidential, non-public and proprietary information about Next Level. Zafirovski met personally with, received

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presentations from, and received email from Next Level senior management containing material, non-public information about Next Level. In concert with other Motorola executives, Zafirovski directly and indirectly oversaw Motorola's efforts to prepare, launch and carry out the Tender Offer using Next Level's highly confidential, non-public and proprietary information.

     16. David W. Devonshire is Motorola's Executive Vice President and Chief Financial Officer. In the months leading up to the Tender Offer, in concert with other Motorola executives, Devonshire directly and indirectly solicited and received extensive amounts of highly confidential, non-public and proprietary information about Next Level. Devonshire met personally with, received presentations from, and received email from Next Level senior management containing material, non-public information about Next Level. Devonshire was involved in Motorola's efforts to prepare, launch and carry out the Tender Offer using Next Level's highly confidential, non-public and proprietary information.

     17. Leif G. Soderberg is Motorola's Senior Vice President and Director, Global Strategy and Corporate Development. In the months leading up to the Tender Offer, in concert with other Motorola executives, Soderberg directly and indirectly solicited and received extensive amounts of highly confidential, non-public and proprietary information about Next Level. Soderberg met personally with, received presentations from, and received email from Next Level senior management containing material, non-public information about Next Level. Soderberg was involved in Motorola's efforts to prepare, launch and carry out the Tender Offer using Next Level's highly confidential, non-public and proprietary information.

     18. Donald F. McLellan is Motorola's Corporate Vice President and Director of Corporate Development. In the months leading up to the Tender Offer, in concert with other Motorola executives, McLellan directly and indirectly solicited and received extensive amounts of

                                       -7-

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highly confidential, non-public and proprietary information about Next Level.
McLellan met personally with, received presentations from, and received email from Next Level senior management containing material, non-public information about Next Level. McLellan was the Motorola executive with primary responsibility for preparing, launching and carrying out the Tender Offer using Next Level's highly confidential, non-public and proprietary information.

     19. Geoff Roman is Motorola's Corporate Vice President and Chief Technology Officer, Broadband Communications Sector. In the months leading up to the Tender Offer, in concert with other Motorola executives, Roman directly and indirectly solicited and received extensive amounts of highly confidential, non-public and proprietary information about Next Level. Roman met personally with, received presentations from, and received email from Next Level senior management containing material, non-public information about Next Level. Roman was involved in Motorola's efforts to prepare, launch and carry out the Tender Offer using Next Level's highly confidential, non-public and proprietary information.

     20. Eugene Delaney has served as a director of Next Level since November 2000. Delaney is Senior Vice President and General Manager of Global Relations and Resources Organization, an affiliate of Motorola. Delaney has been employed by Motorola for 25 years. In the months leading up to the Tender Offer, Delaney directly and indirectly solicited and received extensive amounts of highly confidential, non-public and proprietary information about Next Level. Delaney's knowledge is attributable to Motorola as a matter of law.

     21. Gray Benoist has served as a director of Next Level since September 10, 2002. Benoist is an employee of Motorola. In the months leading up to the Tender Offer, Benoist directly and indirectly solicited and received extensive amounts of highly confidential, non-public and

                                       -8-

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proprietary information about Next Level. Benoist's knowledge is attributable to
Motorola as a matter of law. Mr. Delaney and Benoist jointly are referred to as the "Current Motorola Directors."

     22. Richard Severns was a director of Next Level from January 2000 to August 8, 2002. Severns worked for Motorola for over 30 years. He has held various positions at Motorola and currently serves as Senior Vice President and Director of Finance for the Networks Sector of Motorola. Severns was a director of Next Level when Motorola and the Company entered into a credit facility in May 2001 and when Motorola was issued Next Level preferred stock in February and June 2002.

     23. Ferdinand C. Kuznik was a director of Next Level from January 2000 to August 8, 2002. Kuznik worked for Motorola for over a decade and recently retired as an Executive Vice President of Motorola and President of Motorola's operations in Europe, the Middle East and Africa. Kuznik was a director of Next Level when Motorola and the Company entered into a credit facility in May 2001 and when Motorola was issued Next Level preferred stock in February and June 2002.

     24. James G. Roseland was a director of Next Level from November 2000 to August 8, 2002. Roseland worked for Motorola for over 40 years, primarily in its finance organization, and retired recently as Senior Vice President and Director of Finance for Motorola. Roseland was a director of Next Level when Motorola and the Company entered into a credit facility in May 2001 and when Motorola was issued Next Level preferred stock in February and June 2002. Severns, Kuznik and Roseland collectively are referred to as the "Former Motorola Directors."

     25. Each of the Former Motorola Directors and Current Motorola Directors was appointed to the Next Level board of directors (the "Board") at the behest of Motorola, by virtue of its status as controlling stockholder of Next Level. As described above, each of the Former Motorola Directors and Current Motorola Directors was employed by Motorola at the time of his service on

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the Board, placing each of them under Motorola's domination and control and preventing each of them from acting independently or with disinterest concerning decisions that could affect Motorola and transactions with Motorola. As directors of Next Level, however, each of the Former Motorola Directors and the Current Motorola Directors owe both the Company and its minority stockholders fiduciary duties of care, loyalty and good faith.

     26. J. Michael Norris is Next Level's Chairman of the Board, President and Chief Executive Officer. Norris previously spent 29 years as an executive with Motorola. Before joining Next Level in April 2001, Norris was Senior Vice President and General Manager for Motorola's Network Management Group. Norris owns 28,720 shares of Next Level common stock and options to acquire an additional 597,197 shares.

     27. James F. Ide is Next Level's Senior Vice President and Chief Financial Officer. Prior to joining Next Level, he was Director of Finance for Motorola's international telecom carrier joint ventures. Earlier in his career, he worked at Motorola as a corporate audit manager and a senior divisional/operations controller. Ide owns 20,000 shares of Next Level common stock and options to acquire an additional 153,263 shares.

     28. Keith A. Zar is Next Level's Senior Vice President, General Counsel, Secretary and Chief Administrative Officer. He owns 9,813 shares of Next Level common stock and options to acquire an additional 466,178 shares.

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                                   BACKGROUND

                     MOTOROLA ACQUIRES CONTROL OF NEXT LEVEL

     29. Next Level commenced operations in July 1994. In September 1995, Next Level was acquired by and became a wholly-owned subsidiary of General Instrument Corporation ("General Instrument"). Next Level recorded its first sale in September 1997. In January 1998, Spencer Trask invested in Next Level. As part of the recapitalization, Next Level was reorganized as Next Level Communications, L.P., a limited partnership in which General Instrument held an 89% interest and Spencer Trask held an 11% interest.

     30. In November 1999, in preparation for an initial public offering ("IPO"), the business and assets of the limited partnership were merged into the Company. On November 9, 1999, the Company raised net proceeds of $177 million through an IPO of 9,775,000 shares of common stock. Following the IPO, General Instrument controlled 80.4% of Next Level's outstanding common stock.

     31. Also in November 1999, Next Level and General Instrument entered into a Corporate and Intercompany Agreement (the "Intercompany Agreement") which remains in effect. Under the Intercompany Agreement, if Next Level issues any additional equity securities, General Instrument may purchase shares of Next Level's common stock at fair market value to the extent necessary for General Instrument to maintain its then-existing percentage of the total voting power. The Intercompany Agreement also provides that, for as long as General Instrument beneficially owns a majority of the outstanding common stock, Next Level may not take any action which may be reasonably anticipated to result in a violation by them of (i) any law or regulation; (ii) General Instrument's certificate of incorporation, bylaws, or any credit agreement or other material instrument binding upon General Instrument or any of their assets; or (iii) any judgment, order or

                                      -11-

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decree of any governmental authority having jurisdiction over General
Instrument or any of its assets.

     32. On January 5, 2000, General Instrument merged with and into a wholly-owned subsidiary of Motorola. As a result of the merger, Next Level became an indirect subsidiary of Motorola, and Motorola became Next Level's controlling stockholder.

        NEXT LEVEL SUFFERS AS A RESULT OF THE TELECOMMUNICATIONS DOWNTURN

     33. From the time of the IPO until December 2000, Next Level funded its operations using the IPO proceeds. Next Level achieved some early business success, and during late 2000, under the direction of a Motorola-controlled board of directors, Next Level's then-existing management team ramped up production in anticipation of increased demand. At the same time, however, telecommunication companies began scaling back their capital expenditures. The increased demand never materialized, and by the first quarter of 2001, the Company faced a significant inventory surplus.

     34. In December 2000, Motorola proposed and Next Level agreed to enter into a Tax Sharing and Allocation Agreement (the "Tax Sharing Agreement"). The purpose of the Tax Sharing Agreement was to allow Motorola to benefit from the inclusion of Next Level's net operating losses on Motorola's consolidated tax return. Pursuant to the Tax Sharing Agreement, Motorola advanced Next Level $15 million in December 2000 and $17.3 million in January 2001, representing the present value of the anticipated tax benefits for the period from January 6, 2000 through May 17, 2000. If Motorola does not achieve all of the anticipated tax benefits from Next Level's operating losses by September 20, 2006, Next Level is obligated to repay the amount of any difference.

     35. In December 2000, the Board installed Norris as Next Level's Chairman of the Board, President and Chief Executive Officer and, during 2001, replaced significant members of the

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management team including bringing on James F. Ide as Next Level's Senior Vice
President and Chief Financial Officer. The team's first task was to deal with the inventory problem. Norris' team also put in place the Relationship Agreement and the NDA, both dated April 20, 2001. In the Relationship Agreement, Motorola committed to provide customer support and other logistical services to the Company. In the NDA, Motorola and Next Level agreed to strict procedures and limitations that would allow them to exchange "Confidential Proprietary Information."

     36. The NDA defines Confidential Proprietary Information as any information disclosed by a party or any of its agents to the other party "in oral, visual, written and/or other tangible form" that relates to the Company's "portfolio, products, proprietary product designs, product descriptions, sales and marketing information, business plans (including Customer lists and related information), and technical and planning information relating to applications and deployment of the Nlevel3 system." In the NDA, Motorola and Next Level agreed "to maintain the confidentiality of the disclosing party's Confidential Proprietary Information and not disclose such Information to any third party, except as authorized by the disclosing party in writing." The NDA does not contain any exception to the requirement that the disclosing party must consent before the receiving party can disclose the Confidential Proprietary Information. The NDA does not contain any exception for non-consensual disclosure which may be required by law.

     37. Even more importantly, in the NDA, Motorola and Next Level agreed "to use the disclosing party's Confidential Proprietary Information only in conjunction with entering into a business relationship for the sale of Next Level Products." This is the exclusive purpose for which Confidential Proprietary Information can be used.

     38. On May 16, 2001, Next Level and Motorola entered into a two-year credit agreement under which Motorola agreed to loan Next Level up to $60 million (the "Credit Agreement").

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Motorola stood on both sides of this transaction by virtue of its status as Next
Level's controlling stockholder and its control at the time of the Next Level Board. When Next Level negotiated the Credit Agreement, Next Level expected that the facility would provide sufficient cash to meet Next Level's working capital and capital expenditure requirements for the next twelve months.

     39. Motorola extracted significant benefits for itself when negotiating the credit facility. Motorola demanded and obtained a first priority lien on substantially all of Next Level's personal property assets, including its intellectual property. Motorola also demanded and obtained "claw back" provisions under which a portion of any future financing in excess of $25 million would be used to reduce outstanding debt to Motorola. Up to one third of any financing amounts between $25 and $50 million, up to one half of any financing amounts between $50 and $75 million, and all amounts of any financing greater than $75 million would be used to pay off debt to Motorola. Motorola also used its influence as Next Level's controlling stockholder to insist upon stringent protective provisions in the Credit Agreement that allowed Motorola to veto fundamental corporate actions, including obtaining additional funding. In addition, Motorola demanded and obtained from Next Level warrants with a fair value of more than $25 million.

     40. During the second quarter of 2001, telecommunication companies scaled back their capital expenditures even more dramatically, and Next Level's revenues fell. Next Level was forced to write down over $72 million in excess inventory. Next Level suffered a net operating loss of over $102 million in the second quarter of 2001 alone, compared with a net operating loss of approximately $14 million during the same period in 2000. Because of the cash crunch during the second quarter of 2001, Next Level was forced to draw down the entire $60 million.

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              MOTOROLA BLOCKS THE COMPANY'S FUNDRAISING EFFORTS AND
           ESTABLISHES ITSELF AS NEXT LEVEL'S SOLE SOURCE OF FINANCING

     41. Having exhausted the Credit Agreement to address inventory issues, Next Level began to explore other sources of financing. Next Level asked Motorola to help develop a long-term financial strategy for the Company, but Motorola refused. Severns advised Next Level that Motorola would not provide any more funding for the Company. Next Level then explored obtaining a $20 million mortgage loan on its headquarters' building, but the financing required a guarantee from Motorola. Severns vetoed the idea. Next Level also raised the possibility of using an investment banker to explore a private placement of its securities -- a "PIPE" transaction. Severns vetoed this idea also. Severns instructed Next Level to seek a strategic investor, even if it resulted in dilution to Motorola.

     42. In July and August 2001, Next Level attempted to identify a strategic investor and, as alternatives, continued to explore a mortgage financing or a PIPE transaction. Next Level engaged Merrill Lynch to assist in locating a PIPE investor. Next Level soon discovered that the onerous terms of the Credit Agreement made third parties reluctant to invest in Next Level. Potential investors were particularly concerned about the claw-back feature in the Credit Agreement, which effectively meant that a significant portion of the funds contributed by any new investor would go to Motorola rather than to Next Level.

     43. In September 2001, Next Level faced a cash crisis and came close to missing payroll. Next Level was forced to reapproach Motorola about guaranteeing a $20 million mortgage loan to provide bridge financing for the Company. Without Motorola's guarantee, Next Level only could obtain a $7 million loan. Motorola again refused to provide a guarantee, but agreed to advance Next Level an additional $4 million on the Credit Agreement. Motorola insisted that the $4 million be repaid out of the mortgage loan proceeds. Finally, in October 2001, Motorola agreed to provide the

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mortgage guarantee, but demanded and used its influence as the Company's controlling stockholder to extract from Next Level warrants for another 3 million shares of the Company's common stock at an exercise price of $3.82.

     44. Also in October 2001, Motorola notified Next Level that the estimated net present value of income tax benefits received by Motorola from Next Level's operating losses was $3 million less than expected. Motorola demanded that Next Level repay the $3 million difference. After discussion, Motorola agreed to treat the $3 million as an additional loan under the Credit Agreement.

     45. In November 2001, Next Level continued to search for a potential third party investor and attempted without success to negotiate with Motorola the elimination or modification of the claw-back feature. Between August and November 2001, Next Level and Merrill Lynch talked to over thirty investors. Their efforts generated term sheets from four investors. The Company provided each term sheet to Motorola for its review. The Company also gave Motorola detailed briefings regarding the consequences of each proposal, including potential adverse effects on Motorola's equity ownership in Next Level. Motorola failed to provide meaningful feedback to the Company. In mid-November, without any insight into Motorola's position and with only 90 days of cash remaining, Next Level's management selected the most favorable of the term sheets and proceeded to negotiate and document the potential transaction.

     46. On December 5, 2001, the Next Level Board met to consider the potential third party investment. Motorola had been kept informed throughout the fund-raising process and Next Level had asked Motorola if it wanted to provide the requisite funds itself. Motorola never committed to providing financing itself and appeared to support the Company's fund-raising efforts. However,

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on December 5, Severns vetoed the proposal. As a result, the potential investor pulled out and Next Level found itself unable to obtain reasonable financing from any third party.

     47. Having prevented the Company from bringing in a third party investor, Motorola then took advantage of the Company's dire situation. On December 7, 2001, Motorola proposed to provide the Company with $20 million in bridge financing in the form of convertible debt. The debt would pay a market rate of return and be converted into equity in the Company's next financing. In addition, Motorola demanded warrants with an estimated fair value of $13 million. Because Motorola had prevented Next Level from pursuing alternative financing, Next Level desperately needed the funds. Later in December, the transaction closed on Motorola's terms.

     48. Over the next two months, the Company searched for but was unable to locate financing from any entity other than Motorola. On February 21, 2002, Motorola and Next Level entered into a securities purchase agreement whereby Motorola purchased 6,912,442 shares of Next Level Series A Convertible Preferred Stock (the "Series A Preferred") at $4.34 per share, for a total purchase price of approximately $30 million. Each share of Series A Preferred is convertible into two shares of Next Level common stock and is entitled to voting rights on an as-converted basis. The terms of the certificate of designation for the Series A Preferred contain extremely onerous provisions by which Motorola sought to obtain control over a number of fundamental Next Level corporate decisions. Most significantly, under Section 4(b) of the certificate of designation, without the consent of a majority of the outstanding shares of the Series A Preferred, Next Level purportedly may not "authorize the issuance of any equity security (other than (i) the issuance of securities upon exercise or conversion of outstanding options or other convertible securities, (ii) the issuance of stock options to employees, directors or consultants of the Company, and (iii) the issuance of additional shares of [preferred stock] pursuant to [the certificate of designation])." Next Level

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management objected to this onerous provision, but Motorola insisted. Because of the Company's dire financial situation and Motorola's dominant position as the Company's controlling stockholder and exclusive source of financing, Motorola was able to force the Company to accept its terms.

     49. Motorola undoubtedly interprets the prohibition on the issuance of "any equity security" to include rights to acquire shares under a stockholder rights plan. Therefore, by issuing itself the Series A Preferred, Motorola sought to guarantee its ability to later pursue a going private transaction without the threat of independent directors of the Company adopting a stockholder rights plan or other defensive measures. At the time, Motorola held four of the eight seats on the Next Level Board and thus was in a position to block any transaction that did not include these onerous terms. At the same time, Motorola's dominant position as the Company's controlling stockholder and exclusive source of financing allowed Motorola to force these terms on the Company.

     50. The issuance of the Series A Preferred was another stop-gap financing measure. It did not address Next Level's need for a long-term financing strategy. In March 2002, to avoid a "going-concern" opinion from Next Level's auditors, Next Level was forced again to approach Motorola for financing. Pursuant to a commitment letter dated March 29, 2002 between Motorola and the Company (the "Commitment Letter"), Motorola agreed to provide an additional $35 million of funding (the "Financing Facility") to the Company. The Commitment Letter provided that Motorola had the option at the time of any drawdown thereunder by the Company of the Financing Facility to either treat such drawdown as (a) an increase in the aggregate principle amount of debt owed by the Company to Motorola under the Credit Agreement, or (b) as an additional preferred stock investment. Also in March 2002, Nasdaq notified Next Level that it appeared not to be in compliance with the exchange's then-applicable listing requirement that a company have $4 million in net tangible assets. Next Level's inability to meet this requirement was driven largely by

Motorola's insistence on debt financing and the inclusion of a feature in the Series A Preferred allowing Motorola to force Next Level to redeem the preferred under certain circumstances.

     51. In April 2002, Next Level senior management approached Motorola about the need to agree on a long-term financing strategy for Next Level. Motorola previously had indicated to Next Level that Motorola wanted Next Level to find a third party investor to provide additional funding for the Company. In April 2002, Next Level management advised Motorola that would be difficult, if not impossible, for the Company to raise third party financing unless Motorola and the Company reached some accommodation on Motorola's debt, which was then scheduled to become due in May 2003.

     52. Three months later, in June 2002, Motorola agreed to an incremental solution that would partially address Next Level's situation. Next Level drew down $13 million in cash under the March 2002 financing commitment and Motorola canceled the $20 million loan incurred in December 2001. Motorola exercised its option under the Financing Facility to receive preferred stock. Next Level issued to Motorola (a) 277,311 shares of Series A-1 Preferred Stock (reflecting a per share purchase price of $119.00 per share, or $1.19 per share on a "per common" basis based on the original conversion ratio of 100-for-1); (b) a warrant to purchase 6,008,403 shares at $1.19 per share; and (c) a warrant to purchase 330,000 shares at $2.00 per share. Motorola received the same protective provisions in the Series A-1 preferred stock as in the Series A preferred stock.

                       MOTOROLA OBTAINS INSIDE INFORMATION
                    IN PREPARATION FOR THE TENDER OFFER WHILE
               CONTINUING TO BLOCK THE COMPANY'S FINANCING EFFORTS

     53. Beginning in August 2002, Motorola senior management sought from Next Level, and Next Level provided, extensive amounts of highly confidential, non-public, proprietary Next Level documents and information, including detailed internal information on Next Level's customers and projected revenues, as well as Next Level's business plans and the assumptions on which the plans were based. These documents and information constituted Confidential Proprietary Information within the meaning of the NDA which cannot be used by Motorola in furtherance of the Tender Offer. Furthermore, because Motorola possesses material, non-public information regarding Next Level, Motorola was and is obligated to refrain from dealing in Next Level's securities because Motorola has no lawful means of disclosing such information. Motorola has never disclosed the material inside information it possesses about Next Level and cannot disclose such information without violating the NDA. Motorola also cannot disclose the information without violating its fiduciary duties because disclosure would cause significant harm to Next Level.

     54. At the same time Motorola was conducting due diligence on Next Level and obtaining highly confidential, non-public, proprietary information, Motorola continued to shut down any alternative sources of funds that Next Level pursued to ensure that the only financing available to Next Level would be from transactions with Motorola. In August 2002, Next Level management again approached Motorola about a financing strategy for the Company, reiterating the importance of developing alternatives for the Company's debt to Motorola, which was still scheduled to come due in May 2003. Next Level management stressed that a debt restructuring would be a prerequisite to any non-Motorola financing alternative. Next Level management also identified potential auditor issues and Nasdaq listing requirements that could create difficulties for the Company if a financing strategy were not developed.

     55. By email dated August 16, 2002, Ide sent a business update and a financial restructuring proposal to Devonshire and McLellan. The materials included confidential customer information and revenue projections. Ide also submitted a financial restructuring proposal to Devonshire and McLellan that included extending the Credit Agreement until May 2006, converting additional Motorola debt into preferred stock, permitting additional draws on the Credit Agreement, and obtaining a financing commitment from Motorola to support Next Level in the first quarter of 2003. On Monday, August 19, 2002, Ide met with Devonshire at Motorola's headquarters and discussed the Next Level business update in detail, including a discussion of confidential customer information and revenue projections.

     56. The meeting was also attended by Geoff Roman, Motorola's Senior Vice President and Chief Technology Officer. By email dated August 27, 2002, and in anticipation of a meeting with Galvin on August 29, Norris provided Galvin and Zafirovski with confidential customer information. Also in advance of the meeting, Zafirovski instructed Norris and Ide to be prepared to answer a list of questions about Next Level's customers and revenues. On August 29, 2002, Norris and Ide met with Galvin, Zafirovski, Devonshire, and McLellan at Motorola's headquarters. Norris and Ide provided Motorola executives with confidential information about and responded to Motorola's questions regarding Next Level's customers and revenue projections.

     57. Throughout September 2002, Next Level management followed up with McLellan and other Motorola executives about Next Level's financing proposal. McLellan failed to respond to Next Level's inquiries until September 10, 2002, when he advised Ide that the decision would require a "fresh consensus" from Motorola's senior management team. Over the next two weeks, Ide pressed Motorola for a decision at least on the debt to equity conversion so that Next Level could remain in compliance with Nasdaq listing requirements after September 30. Meanwhile, on September 13, Norris and Ide met with Soderberg and provided him with confidential, non-public information regarding Next Level's customers, competitors, and revenue projections.

     58. On September 24, 2002, McLellan advised Ide that Motorola was still "not quite done with [its] thinking on" Next Level's financing proposal. Two days later, to meet its cash needs, Next

Level drew down $10 million in cash under the March 2002 financing commitment, and Motorola canceled $12 million of indebtedness under Next Level's May 2001 credit facility. Motorola exercised its option under the Financing Facility to receive preferred stock, and Next Level issued to Motorola (a) 236,559 shares of Series A-1 Preferred Stock (reflecting a per share purchase price of $93.00 or $0.93 on a "per common" basis based on the original conversion ratio of 100-for-1); (b) a warrant to purchase 5,913,978 Shares at $0.93 per share; and
(c) a warrant to purchase 220,000 Shares at $2.00 per share.

     59. In October 2002, Next Level management continued to contact Motorola about a long-term financing strategy. Next Level management repeatedly raised the need to restructure the Motorola debt in a way that would allow Next Level to raise third party funding, but also protect Motorola. Next Level received no response. Also during October 2002, Soderberg requested and Norris provided an extensive list of Next Level's contacts at its key customers, and other Motorola personnel requested and Next Level provided detailed financial information and Next Level's highly confidential 2003 business plan. A Motorola employee also requested and Next Level provided, detailed information about Next Level's stockholder profile, including ownership by entities other than Motorola, percentages of shares held by institutions, the names of top institutional holders, percentages held by management, and the number of options outstanding. The Motorola employee indicated the information was needed for a presentation to Motorola senior management.

     60. By email dated October 16, 2002, Norris contacted Galvin and Zafirovski about the urgent need to develop a financing strategy for Next Level. Norris advised Galvin and Zafirovski that Next Level had been asking Motorola for months to address the debt restructuring and reminded them that the Company was unable to obtain new capital unless the debt situation was addressed. Norris also advised Galvin and Zafirovski that although Motorola's last minute agreement to convert debt to equity had allowed Next Level to comply with the Nasdaq minimum net worth requirements, Next Level now had been notified by Nasdaq that it was in breach of the listing requirement that a company's stock price not fall below one dollar per share for more than 30 days. Motorola initially decided to delay considering any deferral of Next Level's debt, but then, after another personal appeal by Norris to Galvin, Motorola agreed on October 21, 2002 to defer the debt until May 2006. In exchange for this action, Motorola extracted from Next Level warrants to purchase 3,000,000 shares at $.76 per share. Also on October 21, Norris and Ide met with Soderberg again and provided him with additional confidential information about Next Level.

     61. Based on Motorola's agreement to restructure the debt and prior indications that it wanted Next Level to obtain a third party investor, Next Level contacted Raymond James Associates, Inc. in November 2002 about exploring third party sources of capital. Ide kept McLellan fully informed about discussions with Raymond James. Ide also kept McLellan and other Motorola representatives informed about Next Level's efforts to achieve compliance with Nasdaq listing requirements.

     62. While Ide was working with Raymond James to pursue third party fundraising opportunities, Motorola retained RHK, Inc., a consulting firm specializing in telecommunications industry analysis, to examine the economics and business model for Next Level's VDSL product. Next Level expressed concern to Motorola about the engagement, the scope of the project and the time and resources that RHK proposed to devote to the evaluation. O'Donohue noted Next Level's concerns and advised that Motorola had selected RHK because of its low price.

     63. Motorola used RHK to obtain Next Level's most highly sensitive and confidential customer information, projections and revenue models. RHK also obtained from Next Level its proprietary views of technology trends that would affect its business.

     64. At the same time RHK was conducting its due diligence, senior Motorola executives continued to receive highly confidential, non-public, proprietary information from Next Level. By email dated November 5, 2002, Next Level provided confidential customer information to Galvin, Zafirovski and McLellan. By email dated November 25, 2002, Norris provided Galvin with a detailed customer update. By email dated November 26, 2002, Norris shared confidential updated revenue projections with Galvin, Zafirovski, Soderberg, Benoist and Delaney. During the last week of November, senior Next Level management met with Motorola senior management and discussed Next Level's short-term and long-term revenue prospects.

     65. In December 2002, Norris continued to provide Motorola with non-public customer information. On December 2, 2002, Norris provided Soderberg and McLellan with a highly confidential presentation about Next Level's customer accounts. Contemporaneously, Next Level senior management approached Motorola senior management with a proposal to address Next Level's Nasdaq situation. Next Level also asked Motorola to confirm that it would permit Next Level to raise $30 million in third party funding for 2003. Motorola did not respond.

     66. On December 4, 2002, all of the Next Level directors except Benoist attended a meeting of the Next Level Board. Next Level management presented Next Level's business plan, which included detailed, non-public, highly confidential projections for the Company's business. The Next Level Board, including Delaney, supported the business plan without reservation.

     67. At the same meeting, in light of Motorola's failure to provide Next Level management with any indication as to whether Motorola would continue to support Next Level, company management formally proposed retaining Raymond James to explore third party fundraising opportunities for the Company. Next Level management believed that with the assistance of Raymond James, the Company could raise third party funding. The Next Level Board, including Delaney, unanimously supported the fundraising plan.

     68. On December 11, 2002, Ide met with McLellan at Motorola. Ide briefed McLellan on Next Level's revenue situation and updated him in confidence on developments regarding Next Level's major customers. McLellan advised Ide that while Motorola would make changes in its preferred stock to help Next Level address the Nasdaq listing requirements, Motorola had not yet made any decision regarding funding for 2003. McLellan advised that he would be meeting with Galvin and Zafirovski on December 16, 2002 to make a final decision on this issue. On December 20, 2002, McLellan advised Ide that Motorola had not yet decided on how to proceed.

     69. Also on December 11, Next Level independent director Craig Kornblau sent a note to Motorola asking if Motorola intended to permit Next Level to pursue third party financing, only to veto a transaction at the last minute as Motorola had done before. Motorola did not respond until January 5, 2003, just over a week before Motorola launched its Tender Offer when Benoist sent a cryptic message to Kornblau saying, in substance, that Motorola would provide an "appropriate response from an appropriate executive at the appropriate time."

     70. By email dated December 12, 2002, Norris advised Zafirovski and Galvin that he and the senior management team were taking steps to get Next Level to the break even point in the fourth quarter of 2003. In another email dated December 12, 2002, Norris updated Galvin, Zafirovski, McLellan, Soderberg, Delaney and Benoist on Next Level's customers.

     71. On December 18, 2002, to address Nasdaq listing requirements, Next Level drew down $12 million in cash under the March 2002 financing commitment and Motorola canceled $10 million of indebtedness under the Credit Agreement. In exchange, Motorola received (a) 26,506 shares of Series A-2 Preferred Stock at a per share purchase price of $830.00 (reflecting $0.83 per share on a "per common" basis based on a 1,000-for-1 conversion ratio); (b) a warrant to purchase 7,951,807 shares at $0.83 per share; and (c) a warrant to purchase 220,000 shares at $2.00 per share. The Series A Preferred, Series A-1 Preferred, and Series A-2 Preferred are referred to collectively as the "Blocking Preferred."

     72. On January 6, 2003, less than a week before Motorola would launch its Tender Offer, Motorola asked Next Level for an updated forecast for 2003. The same day, Norris emailed Galvin and Zafirovski to update them about positive developments regarding a major customer. On January 8, Ide advised McLellan that the Company was finalizing the engagement of Raymond James. Ide noted that finding third party financing would be challenging in light of the terms of the Company's outstanding debt to Motorola. Ide pointed out that it would be beneficial to know if Motorola would be willing to provide short-term bridge financing until the completion of the third party financing. McLellan did not respond. Later on January 8, 2003 Ide advised Benoist that Raymond James would be retained on January 10, 2003 and would start the fundraising process. Benoist did not respond.

                       MOTOROLA ANNOUNCES THE TENDER OFFER
           TO PREEMPT NEXT LEVEL'S FINANCING EFFORTS AND FUTURE GROWTH

     73. On Sunday, January 12, 2003, two days after Raymond James was retained, McLellan called Norris and advised him that Motorola intended to announce the Tender Offer the next day. Norris asked McLellan to wait and first discuss the matter with Next Level. McLellan refused. Norris had the Company's outside counsel call McLellan and make the same request. McLellan again refused.

     74. On January 13, 2003, Motorola issued a press release announcing that it intended to commence the Tender Offer, in which Motorola would purchase any and all outstanding shares of Next Level common stock that it did not already own at a price of $1.04 per share in cash (the "Announcement").

     75. The Announcement was part of Motorola's efforts to prevent Next Level from raising funds from a third party. Next Level first approached Motorola about third party financing in April 2002. Motorola told Next Level to wait. Over the next nine months, Next Level repeatedly asked Motorola to approve a financing strategy that would allow Next Level to raise third party funding or otherwise to commit to funding Next Level. Motorola withheld its consent to a financing strategy and refused to commit to support Next Level. Upon information and belief, Motorola delayed Next Level's third party fund-raising efforts throughout 2002 so that Next Level would burn through its cash reserves and Next Level's stockholders would face pressure to sell their Next Level shares to Motorola. After the December 4, 2002 Board meeting, Motorola knew that Next Level was hiring Raymond James to explore third party financing. Moreover, Motorola knew that Next Level was confident that third party financing could be obtained. When Ide disclosed to McLellan on January 8, 2003 that Next Level was moving forward to raise financing from a third party, Motorola moved quickly to pre-empt Next Level from raising money from a third party.

     76. Motorola clearly has acted in its self-interest and in an effort to create an environment that would coerce Next Level's stockholders into tendering. The Schedule TO, asserts that without additional funding, Next Level cannot reach profitability. By preventing Next Level from obtaining funding, therefore, Motorola is pressuring Next Level's stockholders to choose between tendering into Motorola's inadequate offer or potentially being left with worthless shares in a bankrupt entity. In addition, Motorola knew based on non-public information it received from Next Level that if Next Level does not obtain additional funding or a commitment for additional funding by March 31, 2003, there was a strong likelihood that Next Level's auditors will question Next Level's ability to continue as a going concern. This in turn would have disastrous consequences for the Company's stock price, its customer and supplier relationships, and its business as a whole. By announcing the

Tender Offer and further delaying Next Level's ability to start raising funds, Motorola is attempting to convince Next Level's stockholders that Next Level cannot raise money quickly enough to avoid a going concern opinion. In each case, Motorola is trying to coerce Next Level's stockholders into tendering their shares to Motorola at an extremely low price.

     77. Next Level also intentionally timed the Announcement to purchase Next Level shares to be made just before imminent and significant customer orders for Next Level's products. By virtue of the confidential information it possesses, Motorola knows when orders and revenues are expected. By acting quickly, Motorola is preventing the stockholders from revising their assessment of Next Level's value and creating uncertainty regarding the Company's prospects. In short, Motorola acted quickly to usurp for itself all the benefits of Next Level's business, Next Level's value and the expected future appreciation in Next Level's stock price.

     78. Shortly after the Announcement, Roman spoke by telephone with Bill Weeks, the Chief Technical Officer for Next Level. Roman advised Weeks that the main reason Motorola launched the Tender Offer was because Motorola did not want Next Level to raise money from a third party that would dilute Motorola's controlling position.

                           MOTOROLA REFUSES TO PROTECT
                NEXT LEVEL'S CONFIDENTIAL PROPRIETARY INFORMATION

     79. Following the Announcement, the Next Level Board formed a special committee comprised exclusively of non-management directors with no present or past affiliation with Motorola (the "Independent Committee") to evaluate and respond to the Tender Offer. The Independent Committee realized that Motorola possessed Confidential Proprietary Information as a result of its so-called "due diligence" investigation. The Independent Committee became concerned that in connection with the Tender Offer, Motorola would choose to disclose Confidential Proprietary Information in its public tender offer filings, including its Schedule TO. The Independent

Committee also realized that disclosure of Next Level's Confidential Proprietary Information would inflict serious harm on the Company, leaving the Company in a damaged competitive position even if Next Level's stockholders rejected the grossly underpriced Motorola offer. This in turn would pressure Next Level's stockholders to tender into an under-priced offer to avoid being left holding shares in a damaged and uncompetitive entity.

     80. By letter dated January 25, 2003, the Independent Committee reminded Motorola of the existence of the NDA and its restrictions. The Independent Committee offered to meet with Motorola promptly to review Motorola's disclosures and determine if there was any Confidential Proprietary Information that would be disclosed and how the issues could be addressed. Motorola never responded.

                   MOTOROLA FORMALLY LAUNCHES THE TENDER OFFER

     81. On January 27, 2003, Motorola formally launched the Tender Offer to acquire all shares of Next Level common stock that Motorola already did not own for $1.04 per share in cash (the "Tender Offer Price"). The Tender Offer is scheduled to expire at midnight on February 25, 2003.

     82. The Schedule TO contains extensive language that can only be read as threatening Next Level's stockholders with dire consequences if they do not tender their shares into the Tender Offer. The Schedule TO contains disclosures designed to create the impression that (i) Next Level needs additional funds immediately and cannot obtain them from any source other than Motorola, (ii) Next Level's customers are not purchasing and/or will not purchase Next Level's products without Motorola's backing, and (iii) Next Level's customers will not purchase enough of Next Level's products and will not make any purchases promptly enough for Next Level to survive as an independent entity. The Schedule TO combines these disclosures with statements that Motorola finds it "no longer desirable" to provide financial, product, or customer support to Next Level unless the Tender Offer succeeds and Next Level becomes part of Motorola. Motorola's clear message from this combination of disclosures is that Motorola will cut off its support for Next Level (in direct and intentional violation of the Relationship Agreement) and that, if Next Level's stockholders do not tender their shares into the Tender Offer, they supposedly will be left holding worthless shares in a Company destined for bankruptcy.

     83. Motorola's statements about finding it "no longer desirable" to provide financial, product, or customer support to Next Level were clearly concocted for purposes of attempting to coerce Next Level's stockholders to tender. As recently as October 22, 2002, Motorola's Chairman and CEO reiterated Motorola's "continued support to Next Level, its customers, management and employees." At the Next Level Board meeting on December 4, 2002, Delaney, the only Current Motorola Director in attendance, supported Next Level's business plan and fund-raising efforts. Moreover, Motorola apparently has no difficulties continuing to support Next Level if the Tender Offer succeeds. Motorola's statements in the Schedule TO are thus designed solely to attempt to coerce Next Level's stockholders into tendering their shares.

     84. The Schedule TO also attempts to coerce Next Level's stockholders into tendering their shares by indicating that Next Level will lose its key employees as a result of the Tender Offer. The Schedule TO describes the "disruption to the Next Level team" resulting from the Tender Offer and recognizes that "Next Level's key employees are important to the success of Next Level's business and operations." Yet at the same time Motorola offers no guarantees or plans for retaining Next Level's employees during this difficult time. To the contrary, Motorola discloses that it "has not finalized any particular incentive plans." Again, Motorola's message to Next Level's stockholders is that if they do not tender quickly into the Tender Offer, Next Level will lose the human capital on which its business depends.

     85. The Schedule TO further attempts to coerce Next Level's stockholders by focusing prominently on letters that Next Level has received from Nasdaq regarding the Company's ability to meet Nasdaq listing requirements. Motorola's clear message in the Schedule TO is that if stockholders do not tender their shares into the Tender Offer, Next Level will be delisted from Nasdaq, with a concomitant loss of liquidity and value for holders of Next level shares.

     86. The Schedule TO also contains false and misleading disclosures. First, it misleadingly states that "Next Level has required significant funding and other support from Motorola to remain solvent and qualify for continued inclusion on the Nasdaq National Market." The Schedule TO fails to disclose Motorola's successful efforts to block Next Level's ability to raise third party funding, Motorola's delay in assisting Next Level with its Nasdaq issues, or the consideration that Motorola extracted for itself from Next Level in each transaction designed to address Next Level's financial difficulties.

     87. Second, the Schedule TO misleadingly describes the financing that Motorola has provided to Next Level. The Schedule TO states that "Since December 2000, Motorola has provided approximately $177.3 million in debt and equity financing, guarantees of Next Level indebtedness , and other accommodations to Next Level." The Schedule TO misleadingly omits the warrants to buy millions of shares of Next Level stock that Motorola extracted from Next Level as part of the financing. The Schedule TO also does not describe the extremely onerous and restrictive terms that Motorola imposed on Next Level through the Credit Agreement and the Blocking Preferred. Additionally, the Schedule TO does not discuss Motorola's successful efforts to block the Company's ability to raise third party funding.

     88. Third, in describing the financing that Motorola has provided to Next Level, the Schedule TO falsely and misleadingly states that "Each time [Next Level] approached Motorola, Next Level provided a financial plan and projections of customer adoptions that assumed that the next big win in revenue growth was imminent and that Motorola's support was needed only on a transitional basis." In reality, Next Level has kept Motorola fully apprised of the status of its customer orders and projected revenues by providing Motorola with detailed, non-public, highly-confidential and proprietary information. Next Level also consistently sought a long-term solution to its fund-raising needs. It was Motorola, not Next Level, that dragged its feet and insisted on addressing Next Level's financial situation using incremental, stop-gap measures. The only party that benefitted from this approach was Motorola, who thereby repeatedly was able to use Next Level's financial difficulties to extract benefits for itself.

     89. Fourth, the Schedule TO falsely and misleadingly describes Next Level's search for third party financing in the fourth quarter of 2001. The Schedule TO falsely states that "Given the lack of success Next Level had in securing third-party financing on acceptable terms and in sufficient amounts, Motorola agreed to lend Next Level an additional $20 million as interim financing under the terms of the May 2001 Credit Agreement." In reality, after forcing Next Level to pursue the capital raising process by refusing to commit to a long-term financing solution for Next Level, then standing by while Next Level spent months developing, negotiating, and documenting a third party investment, on December 5 Motorola vetoed the investment at the last minute. Two months later, Motorola used the Company's financing needs and its status as the Company's controlling stockholder to force the Company to issue the first tranche of the Blocking Preferred.

     90. Fifth, the Schedule TO contains disclosures designed to create the false and misleading impression that Next Level's "burn rate" is high and has not and/or cannot be reduced.

In reality, as Motorola knows from the non-public, highly confidential information it received, Next Level has reduced its burn rate dramatically to less than $4 million per quarter. Next Level has approximately $33 million in cash on hand.

     91. Notably, Motorola concedes in the Schedule TO that it obtained from Next Level, used in connection with the Tender Offer and provided to its consultants "information available from Next Level (including product documentation, market strategy and technology documents, a presentation on historical market acceptances of Next Level's product offerings, current financial productions, a financial model used to assess decision economics for a potential carrier customer and interviews with Next Level marketing personnel)." Motorola also concedes that it provided its financial advisor with internal financial forecasts prepared by Motorola based on confidential information provided by Next Level. The use of Next Level's Confidential Proprietary Information for this purpose violates the NDA, as does the disclosure of Next Level's Confidential Proprietary Information to Motorola's consultants and financial advisor.

                      MOTOROLA'S REFUSAL TO GIVE ASSURANCES

     92. After the commencement of the Tender Offer, the Independent Committee met. The Independent Committee recognized that Motorola's status as Next Level's controlling stockholder and exclusive source of financing, combined with the threats in the Schedule TO, could create a coercive environment in which the Company's stockholders are pressured unfairly to tender into the Tender Offer regardless of their views or the Independent Committee's views on the adequacy of the Tender Offer Price. The Independent Committee believes that if Next Level's public stockholders reject the Tender Offer, Motorola easily could retaliate and cripple the Company. The Independent Committee therefore determined to seek assurances from Motorola that would assist the Independent Committee in evaluating the Tender Offer, including the potential threat of coercion and/or retribution by Motorola in connection with the Tender Offer.

     93. By letter dated January 29, 2003, the Independent Committee asked Motorola for assurances, particularly requesting that Motorola agree:

                           (i) to offer unqualified support to Next Level with respect to its attempts to secure third party financing, in line with previous indications Motorola gave Next Level regarding its support of such financing, and despite Motorola's sabotage of any prior attempt by Next Level to acquire such financing;

                           (ii) not to change its course and to continue to support and finance the implementation of the business plan reviewed at the December 4, 2002, Board Meeting at least through December 31, 2003, as Motorola did not object to the proposed business plan at the time it was presented to Motorola;

                           (iii) not to use its unfairly extracted blocking and veto power to prevent the Independent Committee or the Board from exercising its fiduciary duty and protecting Next Level's minority stockholders by implementing a stockholder rights plan;

                           (iv) to vote all of its Next Level shares in favor of any stock split that the Board may deem advisable in order to maintain the Company's Nasdaq listing; and

                           (v) to perform its duties, obligations and responsibilities to Next Level under any and all existing agreements between the Company and Motorola.

Because of the time pressures imposed by the Tender Offer, the Independent Committee asked Motorola to respond to its request for assurances within 48 hours.

     94. The very next day, by letter dated January 30, 2003, Motorola responded and either implicitly or explicitly rejected each of the Independent Committee's request for assurances.

Motorola's response was carefully designed to heighten, rather than diminish, the coercive environment that Motorola intentionally had created surrounding Next Level.

     95. Before rejecting the Independent Committee's requests, Motorola did not contact the Independent Committee or offer to enter into discussions. In its letter, Motorola stressed its desire to deal directly with Next Level's stockholders, thereby indicating that it did not want the Independent Committee to attempt to protect the minority stockholders' interests or otherwise to involve itself in the process. Motorola explicitly took the position that the Independent Committee's only role in the process was to participate in the preparation of the Schedule 14D-9 to be filed by the Company in response to Motorola's Schedule TO.

     96. Each of Motorola's responses to the Independent Committee heightens the unfair and coercive pressure on Next level's stockholders. First, in response to the Independent Committee's request that Motorola support Next Level's fundraising efforts, Motorola failed to offer any support or commitment, and failed to waive any of its veto rights. To the contrary, Motorola reaffirmed and defended its ability to use its rights to reject a proposed financing. Motorola thus reinforced a coercive environment in which Next Level cannot raise funds and therefore stockholders have no choice but to tender.

     97. Second, Motorola explicitly rejected the Independent Committee's request that Motorola continue to finance Next Level's business plan in light of the effects of the Tender Offer on Motorola's fundraising efforts. Motorola likewise refused to provide any interim financing commitment or bridge financing to the Company. Motorola thus reinforced the possibility that even if the Tender Offer were defeated, the Company would not have time to raise funds and would not be able to obtain interim funding. This again forces stockholders to tender.

     98. Third, Motorola explicitly rejected the Independent Committee's inquiry about a stockholder rights plan. Motorola asserted that an attempt by the Independent Committee to take defensive action would be inappropriate and would violate the directors' fiduciary duties. Motorola threatened that it "would vigorously oppose, and expressly reserves its rights with respect to" the adoption of any stockholder rights plan. Motorola thus refused to give the Independent Committee any negotiating leverage or ability to slow down the Tender Offer.

     99. Fourth, Motorola failed to respond to the Independent Committee's request for support for the Company's efforts to maintain its Nasdaq listing, such as a reverse stock split. Motorola claimed that it could not provide any assurance with respect such matters. Motorola thus reinforced the fear that the Company will be delisted, creating additional pressure to tender.

     100. Finally, Motorola offered no reassurances whatsoever and failed to address in any way the Independent Committee's request for reassurance that Motorola would continue to abide by the NDA and the Relationship Agreement. Motorola thus confirmed the impression that it will not support the Company unless the Tender Offer succeeds.

               THE INDEPENDENT COMMITTEE ISSUES ITS SCHEDULE 14D-9 AND DIRECTS THE COMPANY TO COMMENCE THIS LITIGATION

     101. On January 31 and again on February 3, 2003, the Independent Committee met and considered Motorola's Tender Offer. On each occasion, the Independent Committee consulted at length with its advisors and discussed the Tender Offer in detail. On February 3, 2003, Morgan Stanley rendered its opinion to the Independent Committee to the effect that the Tender Offer was inadequate from a financial point of view to holders of Next Level's common stock other than Motorola. After considering Morgan Stanley's opinion, the coercive nature of the Tender Offer, Motorola's breach of the NDA, the false and misleading disclosures in the Schedule TO, and Motorola's response to the Independent Committee's request for reassurances, the Independent

Committee determined to recommend that Next Level's stockholders not tender their shares to Motorola. The Independent Committee authorized and directed the Company to pursue this litigation.

                                IRREPARABLE HARM

     102. Motorola's Tender Offer is inflicting irreparable harm on Next Level and its stockholders in numerous ways. First, Motorola has breached and is continuing to breach the NDA by using Next Level's Confidential Proprietary Information for an improper purpose. Misuse of Next Level's Confidential Proprietary Information constitute irreparable harm as a matter of law.

     103. Second, because Motorola currently possesses material, non-public information about Next Level that it has not and cannot disclose, Motorola is breaching its fiduciary duties and threatens to engage in "insider trading." Unless enjoined by this Court, Motorola will close the Tender Offer and eliminate Next Level's minority stockholders at an inadequate price. Motorola will have used inside information to its own benefit and to Next Level's detriment. This constitutes irreparable harm as a matter of law.

     104. Third, the Motorola Tender Offer is substantively and structurally coercive. Motorola has manufactured a highly coercive environment by currently preventing Next Level from pursuing any other alternatives that would enable the Company to prosper if the Tender Offer does not succeed. Motorola is attempting to coerce Next Level's minority stockholders into tendering regardless of their views on the adequacy of the Tender Offer Price. Motorola's coercive tender offer threatens Next Level's stockholders with irreparable harm as a matter of law.

     105. Fourth, plaintiffs in this action seek a determination that shares held by Next Level officers should be counted in the "minority" for purposes of determining whether the "majority of the minority" condition for the Tender Offer has been met. Absent a prompt determination from this

Court or an injunction pending a final determination on this issue, Next Level's minority stockholders will be irreparably harmed. Stockholders could view defeating the Minimum Tender Condition as unachievable and tender so as to timely the receive the Tender Offer Price. If shares held by Next Level's officers are included in the "minority," then stockholders are more likely to withhold tender because they will believe it is possible to defeat the Minimum Tender Condition.

     106. Finally, Next Level and its stockholders are being irreparably harmed by the disclosure violations committed by Motorola in the Schedule TO. False and misleading disclosures by a controlling stockholder in a tender offer to minority stockholders constitute irreparable harm as a matter of law.

                                     DAMAGES

     107. In addition to the irreparable harm being inflicted by Motorola on Next Level and its stockholders, Motorola already has inflicted and is continuing to inflict damages on the Company in the hundreds of millions of dollars. Motorola damaged Next Level by starving it for funds, failing to approve a long-term financing strategy, vetoing third party financing proposals, and providing funds only on a last-minute stop-gap basis. Since August 2002, Motorola deliberately has deprived Next Level of funds as part of its plan to squeeze out Next Level's minority stockholders at an inadequate price. Motorola's actions have damaged Next Level by preventing it from growing and achieving the business results and profitability that Next Level otherwise could have achieved.

     108. Motorola also has damaged and continues to damage Next Level by mining the Company for information in violation of the NDA and Motorola's fiduciary duties. Motorola now possesses Next Level's highly confidential, propriety, non-public information and can compete with Next Level to Motorola's benefit and Next Level's detriment. The intrinsic value of Next Level and its business has been damaged significantly by Motorola's misappropriation of documents and information.

     109. Motorola's failure to support Next Level with financing and the launch of the Tender Offer have further harmed Next Level by preventing or delaying customer purchases of Next Level products. Motorola's past actions have forced Next Level to lay off employees, depriving Next Level of the human capital in which its business depends. Motorola's Tender Offer has created substantial uncertainty in Next Level's employee ranks, causing additional loss of human capital. Motorola's course of conduct and the Tender Offer also have damaged Next Level in the public markets. Motorola has failed to assist Next Level and has impeded Next Level's efforts to address its Nasdaq issues. As a result of Motorola's efforts and the Tender Offer, Motorola now faces a threat of delisting by Nasdaq.

     110. Motorola's past actions and its Tender Offer also have caused significant reputational damage to Next Level. In the past, Motorola has forced Next Level to restructure its relationships with key suppliers and has damaged Next Level's interactions with customers. The false and misleading disclosures in Motorola's Schedule TO call into question the viability of Next Level's business, the success of its products, and the competence of its management. These actions have inflicted substantial damage on Next Level and its business.

     111. As a result of Motorola's conduct, Next Level's business has been prevented from achieving the value it otherwise would have achieved. Motorola's actions affirmatively have harmed Next Level's business and reduced Next Level's intrinsic value. Motorola's actions also have crippled Next Level going forward so that Next Level will be unable to achieve the value that it otherwise could have delivered to its stockholders.

                                     COUNT I
                    (BREACH OF THE NON-DISCLOSURE AGREEMENT)

     112. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     113. After obtaining highly confidential, proprietary, non-public information from Company management and during its "due diligence" investigation, Motorola possessed Confidential Proprietary Information about the Company pursuant to the NDA.

     114. The NDA requires that Motorola maintain the confidentiality of Next Level's Confidential Proprietary Information and use Next Level's Confidential Proprietary Information "only in conjunction with entering into a business relationship for the sale of Next Level Products."

     115. By using Confidential Proprietary Information to plan, launch and carry out the Tender Offer, Motorola violated the NDA. Moreover, that violation is continuing and is inflicting harm on Next Level that is not remediable in monetary damages.

     116. Plaintiffs have no adequate remedy at law.

                                    COUNT II
                   (BREACH OF FIDUCIARY DUTY: INSIDER TRADING)

     117. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     118. After obtaining highly confidential, proprietary, non-public information from Company management and during its "due diligence" investigation, Motorola possessed inside information about the Company.

     119. By using inside information to plan, launch and carry out the Tender Offer, Motorola violated its fiduciary duties. Moreover, that violation is continuing and is inflicting harm on Next Level that is not remediable in monetary damages.

     120. Plaintiffs have no adequate remedy at law.

                                    COUNT III

           (BREACH OF FIDUCIARY DUTY: FAIR PRICE/SUBSTANTIVE COERCION)

     121. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     122. By virtue its status as the controlling stockholder of Next Level, Motorola owes fiduciary duties to Next Level and its minority stockholders. Motorola has breached its fiduciary duties by launching a substantively coercive tender offer.

     123. Motorola's Tender Offer is substantively coercive because Motorola is offering an unfair price and has timed the Tender Offer to take advantage of the artificially depressed market price of Next Level stock, to benefit itself and to deprive the minority stockholders of any future gains in Next Level's business and stock price. Motorola's financial advisor admits in the Schedule TO that Next Level's share price "bears no semblance to Next Level's fundamental value."

     124. Next Level cannot disclose to its stockholders information that would remedy the substantive coercion and allow stockholder to evaluate and determine for themselves Next Level's intrinsic value. The information that stockholders would need to have includes detailed information about Next Level's customers, its relationships with those customers, the achievement of customer milestones, and the likelihood and magnitude of sales. Next Level cannot disclose this information because it is bound by confidentiality agreements with its customers. In any event, Next Level cannot disclose this information without damaging the customer relationships themselves, impairing Next Level's negotiating position with its customers, and harming Next Level. Motorola, by contrast, possesses this highly confidential, non-public, proprietary information by virtue of its "due diligence" investigation and the reports it received from Next Level management. Motorola intentionally has timed its Tender Offer to take advantage of the highly confidential, non-public, proprietary information it possesses, the fact that Next Level cannot publicly disclose the information, and the resulting divergence between Next Level's intrinsic value and the market price.

>

     125. Motorola's Tender Offer poses the significant risk that Next Level's minority stockholders will tender at the inadequate price offered based on ignorance or a mistaken belief as to the inherent value of Next Level's stock.

     126. Motorola's launch of a substantively coercive tender offer gives rise to a duty on the part of Motorola to pay, and a right on the part of Next Level's minority stockholders to receive, a fair price for their shares.

     127. Plaintiffs have no adequate remedy at law.

                                    COUNT IV

           (BREACH OF FIDUCIARY DUTY: FAIR PRICE/STRUCTURAL COERCION)

     128. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     129. By virtue its status as the controlling stockholder of Next Level, Motorola owes fiduciary duties to Next Level and its minority stockholders. Motorola has breached its fiduciary duties by launching a structurally coercive tender offer.

     130. The Tender Offer is structurally coercive because Motorola is offering an unfair price and the Tender Offer does not contain sufficient protection to ensure the Company's public stockholders a free choice in accepting the Tender Offer consideration or seeking appraisal in a subsequent short-form merger.

     131. Motorola has not guaranteed that, following the acquisition of a sufficient number of shares in the Tender Offer, it will acquire the remaining public shares at the Tender Offer Price through a short-form merger. In the Announcement, Motorola stated only that any shares not tendered are "expected" to be acquired in a subsequent back-end merger. In the Schedule TO, Motorola states in the Summary that it "will" effect a merger, then later states only that it "presently intends" to effect a merger. Elsewhere Motorola states that it "may merge" Next Level with another Motorola subsidiary. These confusing, non-committal, and internally inconsistent statements do not provide the clear commitment required under Delaware law to mitigate the structural coercion inherent in the Tender Offer.

     132. Motorola's launch of a structurally coercive tender offer gives rise to a duty on the part of Motorola to pay, and a right on the part of Next Level's minority stockholders to receive, a fair price for their shares.

     133. Plaintiffs have no adequate remedy at law.

                                     COUNT V

    (BREACH OF FIDUCIARY DUTY: FAIR PRICE/RETRIBUTION AND LACK OF ASSURANCES)

     134. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     135. By virtue its status as the controlling stockholder of Next Level, Motorola owes fiduciary duties to Next Level and its minority stockholders. Motorola has breached its fiduciary duties by launching a structurally coercive tender offer.

     136. The Tender Offer is inherently coercive because Motorola is threatening retribution if Next Level's stockholders fail to tender. Motorola has declared that it no longer will support Next Level. Motorola also has failed to give the Company and its stockholders basic assurances about its willingness to support Next Level regardless of the outcome of the Tender Offer in response to a request by the Independent Committee.

     137. Motorola's coercive tender offer gives rise to a duty on the part of Motorola to pay, and a right on the part of Next Level's minority stockholders to receive, a fair price for their shares.

     138. Plaintiffs have no adequate remedy at law.

                                    COUNT VI

           (BREACH OF FIDUCIARY DUTY: ENTIRE FAIRNESS FOR TENDER OFFER
                AS A TRANSACTION WITH A CONTROLLING STOCKHOLDER)

     139. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     140. By virtue of the fact that Motorola is the controlling stockholder of Next Level, Motorola stands in a fiduciary relationship with the minority stockholders of Next Level and must deal with the Company's public stockholders fairly and in good faith.

     141. Because Motorola is Next Level's controlling stockholder, Motorola's actions are subject to review for entire fairness, whether Motorola proceeds by tender offer or by negotiated merger. Motorola is neither following a fair process nor offering a fair price.

     142. As a result of Motorola's actions, Next Level and its minority stockholders have been and will be irreparably harmed. Unless enjoined by this Court, Motorola will continue to breach its fiduciary duties owed to Next Level's minority stockholders, all to the irreparable harm of Next Level and its public stockholders.

     143. Plaintiffs have no adequate remedy at law.

                                    COUNT VII

    (BREACH OF FIDUCIARY DUTY: MISAPPROPRIATION OF CONFIDENTIAL INFORMATION)

     144. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     145. As the controlling stockholder of Next Level, Motorola owes the minority stockholders of Next Level the highest fiduciary duties of loyalty, candor and good faith.

     146. By obtaining extensive, non-public, highly confidential "due diligence" information for use in planning and carrying out the Tender Offer, Motorola breached its fiduciary duties of loyalty, candor and good faith.

     147. Motorola further breached its fiduciary duties of loyalty, candor and good faith by acting upon the confidential information it received unlawfully from the Current Motorola Directors and through the "due diligence" process. Motorola knowingly and in bad faith used confidential information of Next Level
- information which never should have been disclosed to Motorola - for its own benefit.

     148. As a result of the actions of the Current Motorola Directors and Motorola, Next Level and its minority stockholders have been and will be irreparably harmed.

     149. Plaintiffs have no adequate remedy at law.

                                   COUNT VIII
                (Breach of Fiduciary Duty: Use of Blocking Right)

     150. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     151. As the controlling stockholder of Next Level, Motorola owes the minority stockholders of Next Level the highest fiduciary duties of loyalty, candor and good faith.

     152. By failing to provide its consent to the adoption of a stockholder rights plan, Motorola has breached and is breaching its fiduciary duties to Next Level's minority stockholders by unlawfully impairing the ability of the Independent Committee to negotiate on behalf of the minority stockholders.

     153. In the absence of relief from this Court, Next Level and its minority stockholders will be threatened with irreparable harm from the purported restrictions in the Credit Agreement and the Blocking Preferred on the ability of the Independent Committee to consider the adoption of a stockholder rights plan in connection with its analysis of the Tender Offer. Regardless of the validity of those restrictions, their existence irreparably harms Next Level and its minority stockholders by making it appear as if Next Level cannot defend against the Tender Offer.

     154. Plaintiffs have no adequate remedy at law.

                                    COUNT IX

                     (BREACH OF FIDUCIARY DUTY: DISCLOSURE)

     155. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     156. As the controlling stockholder of Next Level, Motorola owes the minority stockholders of Next Level the highest fiduciary duties of candor and full disclosure. In asking Next

Level's minority stockholders to tender their shares into the Tender Offer, Motorola is obligated to disclose fully and fairly all material information within its control.

     157. Motorola has breached its duty of disclosure by making false and misleading statements on the Schedule TO. These misstatements and omissions are depriving the Next Level minority stockholders the opportunity to make fully informed decisions with respect to the Proposed Transaction.

     158. These material misstatements are a breach of Motorola's duty of candor and full disclosure to the Company's minority stockholders and prevent the minority stockholders from making a free, uncoerced and informed decision whether to tender their shares into the Tender Offer.

     159. As a result of Motorola's actions, Next Level and its minority stockholders have been and will be damaged. Unless enjoined by this Court, Motorola will continue to breach its fiduciary duties owed to Next Level's minority stockholders, all to the irreparable harm of Next Level and its public stockholders.

     160. Plaintiffs have no adequate remedy at law.

                                     COUNT X

        (BREACH OF FIDUCIARY DUTY: ENTIRE FAIRNESS FOR CREDIT AGREEMENT,
                   FINANCING FACILITY AND BLOCKING PREFERRED)

     161. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     162. The execution of the Credit Agreement, the execution of the Financing Facility and the issuance to Motorola of the Series A Preferred was, in each instance, a transaction between Motorola and its majority-owned subsidiary. The Series A-1 and Series A-2 Preferred were issued when Motorola exercised its option under the Financing Facility to receive preferred stock in return for any drawn down by Next Level on the Financing Facility. Because Motorola stood on both sides of each of these transactions as a controlling stockholder, Motorola must prove that they were entirely fair. Motorola cannot meet this burden.

     163. At the time Next Level entered into the Credit Agreement, a majority of the Board consisted of Motorola designees or persons under Motorola's domination and control. At the time the Series A Preferred was issued, a majority of the Board consisted of Motorola designees or persons under Motorola's domination and control. The Series A-1 and Series A-2 Preferred were issued when Motorola exercised its option under the Financing Facility to receive preferred stock in return for any drawn down by Next Level on the Financing Facility. At the time Next Level entered into the Financing Facility, a majority of the Board consisted of Motorola designees or persons under Motorola's domination and control. Because a majority of the Board was interested in and could not act independently with respect to these transactions, Motorola must prove that they were entirely fair. Motorola cannot meet this burden.

     164. In the absence of relief from this Court, Next Level and its minority stockholders will be threatened with irreparable harm from the arguable restrictions in the Credit Agreement and Blocking Preferred on the ability of the Independent Committee to consider the adoption of a stockholder rights plan in connection with its analysis of the Tender Offer.

     165. Plaintiffs have no adequate remedy at law.

                                    COUNT XI

  (DECLARATORY JUDGMENT: INVALIDITY OF CREDIT AGREEMENT AND BLOCKING PREFERRED)

     166. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     167. Motorola's actions in launching the Tender Offer have created a justiciable controversy as to whether the Independent Committee may use all of the means available to it under Delaware law to carry out its unremitting fiduciary duties and safeguard the interests of the Company's public stockholders in connection with the Tender Offer. Next Level believes that the

Independent Committee has the power to adopt a stockholder rights plan in response to the unfair and coercive Tender Offer. Motorola, on the other hand, undoubtedly will argue that the Blocking Preferred and the Credit Agreement prohibit the Independent Committee and the Board from authorizing the issuance of rights in connection with the adoption of a rights plan without Motorola's consent.

     168. To the extent that specific provisions in the Blocking Preferred or the Credit Agreement prevent the adoption of a rights plan, those provisions limit impermissibly and undeniably the right of the Next Level directors under 8 Del. C. Section 141(a) to manage the business and affairs of the Company and their ability to safeguard the interests of the Company and its minority stockholders. Motorola's refusal to provide its consent to the issuance of rights likewise is an unlawful infringement upon the right of the Next Level directors to manage the business and affairs of the Company.

     169. Accordingly, a real and justiciable controversy exists between Motorola and Next Level concerning their legal rights and obligations. Moreover, in the absence of declaratory relief Next Level and its minority stockholders will be threatened with irreparable harm from the inability of the Independent Committee to consider the adoption of a stockholder rights plan in connection with its analysis of the Tender Offer or take various other protective measures. As a result, plaintiff is entitled, pursuant to 10 Del. C. Section 6501 et seq., to a declaratory judgment that the Credit Agreement and the Blocking Preferred do not restrict or prohibit the ability of the Independent Committee or the Board to adopt a stockholder rights plan or authorize the issuance of rights thereunder.

                                    COUNT XII

             (DECLARATORY JUDGMENT: MAJORITY OF MINORITY PROVISION)

     170. Plaintiffs repeat and reallege the foregoing paragraphs as if fully set forth herein.

     171. The Tender Offer is purportedly conditioned upon, among other things, the tender of a majority of Next Level shares not held by Motorola and its affiliates.

     172. Next Level's officers beneficially own shares of Next Level common stock.

     173. Motorola's actions in launching the Tender Offer have created a justiciable controversy as to whether the shares held by Next Level's officers should be included in determining the tender of shares into the Tender Offer by "a majority of Next Level shares not held by Motorola and its affiliates." It is unclear under the terms of the Tender Offer and in light of the current state of Delaware law whether these shares should be included in calculating the "majority of the minority" due to the officers' positions with the Company. Next Level believes that if officers determine not to tender their shares, then their beneficially-owned shares should be included as "minority shares" in the denominator when calculating whether the Tender Offer satisfies its "majority of the minority" condition. On the other hand, Motorola undoubtedly will argue that, as officers of the Company, these shares should not be included in performing the calculation.

     174. Accordingly, a real and justiciable controversy exists between Motorola and Next Level concerning the Tender Offer and the proper application of the "majority of the minority" condition. In the absence of declaratory relief, Next Level and its minority stockholders will be threatened with irreparable harm from the inability of Company's minority stockholders to enjoy the benefits afforded to them by a true and properly functioning "majority of the minority" requirement. As a result, plaintiff is entitled, pursuant to 10 Del. C. Section 6501 et seq., to a declaratory judgment that, if Next Level's officers agree not to tender their shares, then the shares should be included as "minority shares" in the denominator when determining whether a majority of the Next Level shares not held by Motorola and its affiliates are tendered into the Tender Offer.

     WHEREFORE, plaintiffs demand judgment as follows:

          a. Enjoining, preliminary and permanently, Motorola and all persons acting in concert with Motorola from proceeding with the Tender Offer or taking any steps to give effect to the Tender Offer or the Merger;

          b. If the Tender Offer and/or the Merger is consummated before judgment is entered in this action, rescinding the Tender Offer and/or the Merger;

          c. Declaring that Motorola has violated its fiduciary duties to Next Level and its minority stockholders;

          d. Declaring that the Tender Offer is subject to review for entire fairness;

          e. Determining that Motorola is obligated to pay Next Level's stockholders a fair price in connection with the Tender Offer;

          f. Requiring that appropriate corrective disclosures be made to cure all of the materially false and misleading statements and omissions made by Motorola;

          g. Declaring that the Credit Agreement and the Blocking Preferred are void and invalid, either in totality or to the extent the prevent the Next Level Board from adopting a stockholder rights plan;

          h. Declaring that, if Next Level's officers agree not to tender their shares, then the shares should be included as "minority shares" in the denominator when determining whether a majority of the Next Level shares not held by Motorola and its affiliates are tendered into the Tender Offer;

          i. Awarding substantial damages to Next Level in an amount to be determined at trial;

          j. Awarding plaintiffs their fees and expenses, including reasonable attorneys' fees incurred in this action; and

          k. Granting such other and further relief as the Court may deem just and equitable.

                                        /s/  Kevin G. Abrams

                                        ----------------------------------------
OF COUNSEL:                             Kevin G. Abrams
                                        J. Travis Laster
Hugh Steven Wilson                      Thad J. Bracegirdle
Latham & Watkins LLP                    Kelly C. Ashby
701 B Street, Suite 2100                Evan O. Williford
San Diego, CA 92101-8197                Lisa M. Zwally
(619) 236-1234                          Richards, Layton & Finger, P.A.
                                        One Rodney Square, P.O. Box 551
Charles W. Cox, II                      Wilmington, DE  19899
Latham & Watkins LLP                    (302) 651-7700
633 West Fifth Street, Suite 4000
Los Angeles, California 90071           Attorneys for Plaintiffs
(213) 485-1234


Dated:  February 4, 2003

                                        Next Level Communications, Inc.

                                        By: /s/   Keith A. Zar

                                           -------------------------------------
                                           Name:  Keith A. Zar
                                           Title: Senior Vice President, General
                                                  Counsel, Secretary, and Chief
                                                  Administrative Officer
Sworn to and subscribed before me
this ______ day of February, 2003

------------------------------------
Notary Public

My Commission expires_______________.